Contact

www.linkedin.com/in/
paulcullenmusic (LinkedIn)
www.paulcullen.net/ (Personal)

Top Skills

Wine
Music
Public Relations

Paul Cullen

Private Chef, L2 Somm, Guitarist & Importer of Italian Wines
Rehoboth Beach, Delaware, United States

Summary

Personal Chef - Sommelier - Guitarist
A professional musician for 40 years most notably the bassist for
the rock band BAD COMPANY in the early '90s. Paul's passions for
music, food and wine have lead to his reinvention as personal chef,
level 2 Sommelier and guitarist. Now focusing on in-home, intimate
dinners to large-scale events and cooking demonstrations. Our team
does the shopping, preparation, serving and cleaning up. You sit
back and enjoy the night!
Paul has recently released his Italian Wine portfolio to DE/MD
and online. Working with some of the best producers in Tuscany,
Piemonte, Veneto and Emilia Romagna, Paul brings plenty of Italian
wine experience to the table!

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Experience

Paul Cullen: Personal Chef, Sommelier, Guitarist
Owner
April 2013 - Present (11 years 2 months)
Mid-Atlantic,

Its all about the Lifestyle...Fine Music, Jazzy Wine & Divine Cuisine. We live
and share it every day!!
Let us create amazing memories cooking, pouring and playing at your event
-- from large scale to intimate dinners, we can create the perfect event filled
with Italian Cuisine, delicious Italian Wines and a Mediterraneo Guitar concert
afterwards.

Paul Cullen Wines
Owner
August 2012 - Present (11 years 10 months)
Mid-Atlantic

With over 14 years in the Italian wine business, Paul Cullen has established
himself as a true rock star in the industry. As a L2 WSET Sommelier and
importer for his Italian private label portfolio, he has curated relationships with
some of the most revered wineries in several of Italy's wine regions. These

wines have been featured at over 1600 In Home Dining events in the last 9 years, showcasing his undeniably extensive knowledge and passion for wine. Cullen's current selections read like a lineup of rock star hits, including Lambrusco d' Emilia IGT, Roero Arnies DOCG, Rockin' Rose DOC, Barbera d' Asti DOCG, Moscato d' Asti DOCG, and Prosecco d' Treviso DOC. With such an incredible lineup of wines, it's no wonder Cullen has amassed a massive following eager to enjoy his unique and expertly selected portfolio. Distributed by Opici Mid-Atlantic

The Room at Cedar Grove: Paul Kares
Founder
February 2020 - Present (4 years 4 months)
32882 Cedar Grove Road Lewes DE 19958

The areas only listening room which includs cooking classes, Chefs table in the market and the patio and Market open Friday and Saturday 11-6 where you can get handmade sausage, pasta, spreads, etc.
Proceeds for all events go to Paul Kares, a non profit for the culinary and musical arts

Bad Company Bassist early 90's
Bassist
January 1980 - January 2011 (31 years 1 month)
All over the world

Professional Musician for 30 years, most notably as the bassist for Bad Co. in the early 90's

PortoVino Italian Wine Importers
Eno-Envoy Mid-Atlantic
April 2009 - June 2010 (1 year 3 months)

Italian Wine Specialist

Education

Wine & Spirit Education Trust
Level Two Sommelier, Wine Steward/Sommelier · (2016 - 2016)

Edison State Community College
· (1980 - 1982)

Grandma Tagliaferro's Kitchen

Sous Chef, Italian Cuisine · (1970)